EXHIBIT 99.5

May 14, 2009

VIA SEDAR

To the attention of :

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Department of Government Services—Newfoundland

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island, Department of Community Affairs & Attorney General

Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Subject:	Labopharm Inc.
Report of voting results pursuant to section 11.3 of the National
Instrument 51-102—Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual General Meeting of shareholders of Labopharm Inc. (the “Company”) held on May 7, 2009 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the meeting, in person or by proxy, representing 19,042,693 common shares or 33.5% of the 56,826,063 outstanding common shares of Labopharm Inc.:

1.	Election of Directors:

A ballot was conducted with respect to the election of directors. According to proxies received, the following individuals were elected as directors of the Company, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

Santo J. Costa	14,442,663	97.22%	412,341	2.78%

Julia R. Brown	14,459,168	97.34%	395,836	2.66%

EXHIBIT 99.5

James R. Howard-Tripp	14,339,720	96.53%	515,284	3.47%

Richard J. MacKay	14,466,013	97.38%	388,991	2.62%

Frédéric Porte	14,471,168	97.42%	383,836	2.58%

Lawrence E. Posner	14,395,562	96.91%	459,442	3.09%

Jacques L. Roy	14,449,715	97.27%	405,289	2.73%

Rachel R. Selisker	14,469,460	97.40%	385,544	2.60%

2.	Appointment of Auditors:

A ballot was conducted with respect to the appointment of the auditors. According to proxies received, Ernst & Young LLP, were appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix their remuneration, with the following results:

NAME OF AUDITORS	VOTES FOR	%	VOTES WITHHELD	%

Ernst & Young LLP	14,763,540	99.38%	91,466	0.62%

Trusting the whole is to your satisfaction, we remain,

Yours truly,

Frédéric Despars

Vice-President, General Counsel & Corporate Secretary

FD/jd